As filed with the Securities and Exchange Commission on November 1, 2002

Registration No. 333-

Table of Contents

    SECURITIES AND EXCHANGE COMMISSION
      THE BANK OF NEW YORK
  The Bank of New York
  ADR Department
      (a)
      The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
      (b)
      If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

GLANBIA plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

IRELAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Craig Chapman, Esq.

Emmet, Marvin & Martin, LLP

Sidley Austin Brown & Wood LLP

120 Broadway

787 Seventh Avenue

New York, New York  10271

New York, New York 10019

(212) 238-3010

(212) 839-5300

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

ADR Department

101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, par value Euro 0.06 each, of Glanbia plc	10,000,000 American Depositary Shares	$5.00	$500,000.00	$46.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed with the issuance of receipts evidencing such American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

- # -

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2002, among Glanbia plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter Agreement, dated November 1, 2002, among Glanbia plc, Citibank, N.A. and The Bank of New York. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  -  Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 1, 2002.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, par value Euro 0.06, of Glanbia plc

By:

The Bank of New York,

As Depositary

By:  /s/ JOANNE F. DIGIOVANNI

Name:  Joanne F. DiGiovanni

Title:  Vce President

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Pursuant to the requirements of the Securities Act of 1933, Glanbia plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Kilkenny, Ireland, on November 1, 2002.

Glanbia

By:     /s/ G. MEAGHER                                /s/ J. SHERLOCK

Name:  G. Meagher

Name:  J. Sherlock

Title: Group Financial Director

Title:  Group Treasurer

Each person whose signature appears below hereby constitutes and appoints Geoffrey J. Meagher and David Thomas, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 1, 2002.

Name	Title

/s/ JOHN J. MOLONEY John J. Moloney	Group Managing Director (Principal Executive Officer)

/s/ GEOFFREY J. MEAGHER Geoffrey J. Meagher	Group Financial Director (Principal Financial Officer and Principal Accounting Officer)

/s/ DAVID THOMAS David Thomas	Director, Glanbia Foods, Inc. (Authorized U.S. Representative)

___________________________________
Jeremiah Vincent Liston	Director

/s/ THOMAS PATRICK CORCORAN
Thomas Patrick Corcoran	Director

___________________________________
Michael Joseph Walsh	Director

/s/ LIAM HERLIHY
Liam Herlihy	Director

/s/ WILLIAM GERARD MURPHY
William Gerard Murphy	Director

/s/ JOHN EDWARD CALLAGHAN
John Edward Callaghan	Director

/s/ HENRY VINCENT CORBALLY
Henry Vincent Corbally	Director

/s/ EDWARD PATRICK FITZPATRICK
Edward Patrick Fitzpatrick	Director

/s/ JAMES ANTHONY GILSENAN
James Anthony Gilsenan	Director

/s/ THOMAS PATRICK HEFFERNAN
Thomas Patrick Heffernan	Director

/s/ CHRISTOPHER LESLIE HILL
Christopher Leslie Hill	Director

/s/ JOHN JAMES MILLER
John James Miller	Director

/s/ MICHAEL PARSONS
Michael Parsons	Director

/s/ EAMON MARIAN POWER
Eamon Marian Power	Director

/s/ FRANK QUIGLEY
Frank Quigley	Director

/s/ JOHN FRANCIS VICTOR QUINLAN
John Francis Victor Quinlan	Director

/s/ GEORGE ERIC STANLEY
George Eric Stanley	Director

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INDEX TO EXHIBITS

Exhibit Letter	Exhibit	Page

1 2

Form of Amended and Restated Deposit Agreement dated as of __________, 2002, among Glanbia plc., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

Letter Agreement, dated November 1, 2002, among Glanbia plc, Citibank, N.A. and The Bank of New York.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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